Exhibit 12.1
Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007
Pre tax income	7,754	6,350	(63,272)	23,678
Total fixed charges	15,195	16,691	41,113	54,158

Interest expense	14,539	16,050	40,632	53,868
Interest on other liabilities	-	-	-	-
Amortization of subordinated debt origination expense	-	-	-	-
Estimated interest portion of rent expense (2)	656	641	481	290
	15,195	16,691	41,113	54,158

Preferred stock dividends on a tax equivalent basis	656	3,426	373	68
	15,851	20,117	41,486	54,226

	22,949	23,041	(22,159)	77,836
	15,851	20,117	41,486	54,226

Earnings to combined fixed charges and preferred
stock dividend requirements including interest on
deposits	1.45	1.15	nm	1.44

Ratio of earnings to fixed charges	1.51	1.38	nm	1.44

(1) The coverage deficiency was $63.3 million dollars for the year ended December 31, 2008.
(2) Estimated to be 33% of rent expense paid.